September 29, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Mr. Jonathan Burr

Re:	VG Acquisition Corp.

Registration Statement on Form S-1, as amended (File No. 333-248844)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Credit Suisse Securities (USA) LLC, as the underwriter, hereby joins VG Acquisition Corp. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-248844) (the “Registration Statement”) to become effective on October 1, 2020, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advises that it will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Frank McGee
	Name:	Frank McGee
	Title:	Managing Director
cc:	Michael Benjamin, Latham & Watkins LLP

Shagufa Hossain, Latham & Watkins LLP